Exhibit 99.1

RADWARE ANNOUNCES FIRST QUARTER 2019 EARNINGS

First Quarter 2019 Results and Financial Highlights

•	Revenues of $61 Million, up 13% from the first quarter of 2018
•	Non-GAAP EPS of $0.18; GAAP EPS of $0.09
•	Operating cash flow of $23 Million

TEL AVIV, ISRAEL, MAY 1, 2019 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the quarter ended March 31, 2019.

“We delivered solid earnings for the quarter, exceeding our expectation for revenues, profitability, and cash generation. We are on track to meet our goals for the full year 2019. We successfully closed the ShieldSquare acquisition and are rapidly integrating the Bot Management offering into our portfolio. With a new solution for Cloud Workload Protection, we also continue to enhance and expand our solution portfolio organically. Our high-quality and comprehensive portfolio positions us to capture the market opportunities that arise from the increasing demand for cloud security services.” said Roy Zisapel, Radware President & CEO.

Financial Highlights for the First Quarter of 2019

Revenues for the first quarter of 2019 totaled $61.4 million, up 13% from revenues of $54.5 million for the first quarter of 2018:

•	Revenues in the Americas region were $24.7 million for the first quarter of 2019, up 2% compared to revenues of $24.2 million in the first quarter of 2018.

•	Revenues in the Europe, Middle East and Africa (“EMEA”) region were $18.4 million for the first quarter of 2019, up 21% from revenues of $15.1 million in the first quarter of 2018.

•	Revenues in the Asia-Pacific (“APAC”) region were $18.4 million for the first quarter of 2019, up 21% from revenues of $15.2 million in the first quarter of 2018.

Net income on a GAAP basis for the first quarter of 2019 was $4.4 million or $0.09 per diluted share, compared with net loss of $1.0 million, or $0.02 per diluted share for the first quarter of 2018.

Non-GAAP net income for the first quarter of 2019 was $8.9 million or $0.18 per diluted share, compared with non- GAAP net income of $2.6 million or $0.06 per diluted share for the first quarter of 2018.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation, exchange rate differences, net on balance sheet items included in financial income, amortization of intangible assets, acquisition costs and litigation costs. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of March 31, 2019, the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $420.1 million, up from $401.1 million as of December 31, 2018. Net cash provided by operating activities in the first quarter of 2019 totaled $23.5 million.

Share Repurchase Plan
The Company also announced that its Board of Directors has authorized a new one-year plan to repurchase up to $40 million of its issued and outstanding ordinary shares. The Company currently has court approval for the repurchase plan until August 6, 2019 and intends to continue filing extension requests on an ongoing basis as required by the Israeli courts. The share repurchase plan authorizes management to repurchase ordinary shares, from time to time, in open market transactions, in privately negotiated transactions or in other legally permissible ways depending on market conditions, share price, trading volume and other factors. Such repurchases, which will be funded from available working capital, will be made in accordance with applicable U.S. securities laws and regulations, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company may repurchase all or a portion of the authorized repurchase amount pursuant to a plan that is compliant with Rule 10b5-1 of the Exchange Act that is designed to facilitate these purchases. The share repurchase plan does not obligate the Company to repurchase any specific number of shares and may be suspended or terminated at any time at management’s discretion.

Conference Call

Radware management will host a call on Wednesday, May 1, 2019 at 8:30 am ET to discuss its first quarter 2019 results and the Company’s outlook for the second quarter of 2019.

Participants in the US call: Toll Free 833-241-4257

Participants Internationally call:  +1-647-689-4208

Conference ID: 5797227

A replay will be available for two days, starting two hours after the end of the call, at telephone number +1-416-621-4642 or (US toll-free) 800-585-8367.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, sales and marketing expense, general and administrative expense, other income, total operating expenses, operating income, financial income, income before taxes on income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measures is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for Application Delivery and Network Security solutions and in our industry in general; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Radware’s solutions empower more than 12,500 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down. For more information, please visit www.radware.com.

©2019 Radware Ltd. All rights reserved. The Radware products and solutions mentioned in this press release are protected by trademarks, patents and pending patent applications of Radware in the U.S. and other countries. For more details please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2019	2018
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	52,361	45,203
Available-for-sale marketable securities	9,996	15,742
Short-term bank deposits	250,354	255,454
Trade receivables, net	14,346	17,166
Other receivables and prepaid expenses	8,632	7,071
Inventories	17,185	18,401
	352,874	359,037

Long-term investments
Available-for-sale marketable securities	101,346	84,669
Long-term bank deposits	6,011	0
Severance pay funds	2,187	2,973
	109,544	87,642

Property and equipment, net	23,430	23,677
Other long-term assets	21,221	20,724
Operating lease right-of-use assets	20,539	0
Goodwill and intangible assets, net	54,913	41,641
Total assets	582,521	532,721

Liabilities and shareholders' equity

Current Liabilities
Trade payables	3,830	4,483
Deferred revenues	89,068	83,955
Operating lease liabilities	5,197	0
Other payables and accrued expenses	29,628	29,596
	127,723	118,034

Long-term liabilities
Deferred revenues	50,122	43,796
Operating lease liabilities	15,717	0
Other long-term liabilities	8,733	6,934
	74,572	50,730

Shareholders' equity
Share capital	701	693
Additional paid-in capital	394,361	383,536
Accumulated other comprehensive income (loss), net of tax	6	(1,110)
Treasury stock, at cost	(120,765)	(120,717)
Retained earnings	105,923	101,555
Total shareholders' equity	380,226	363,957

Total liabilities and shareholders' equity	582,521	532,721

Radware Ltd.
Condensed Consolidated Statements of Income (Loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended March 31,

	2019	2018
	(Unaudited)	(Unaudited)

Revenues	61,397	54,536
Cost of revenues	11,009	9,940
Gross profit	50,388	44,596

Operating expenses, net:
Research and development, net	15,230	14,662
Selling and marketing	26,661	28,183
General and administrative	4,764	4,055
Total operating expenses, net	46,655	46,900

Operating income (loss)	3,733	(2,304)
Financial income, net	1,791	1,689
Income (loss) before taxes on income	5,524	(615)
Taxes on income	1,156	380
Net income (loss)	4,368	(995)

Basic net income (loss) per share	0.09	(0.02)

Weighted average number of shares used to compute basic net earnings (loss) per share	46,612,325	44,325,008

Diluted net earnings (loss) per share	0.09	(0.02)

Weighted average number of shares used to compute diluted net earnings (loss) per share	48,572,366	44,325,008

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2019	2018
	(Unaudited)	(Unaudited)
GAAP gross profit	50,388	44,596
Stock-based compensation	55	58
Amortization of intangible assets	411	230
Non-GAAP gross profit	50,854	44,884

GAAP research and development, net	15,230	14,662
Stock-based compensation	710	931
Non-GAAP Research and development, net	14,520	13,731

GAAP selling and marketing	26,661	28,183
Stock-based compensation	1,569	1,904
Amortization of intangible assets	17	20
Non-GAAP selling and marketing	25,075	26,259

GAAP general and administrative	4,764	4,055
Stock-based compensation	767	407
Acquisition costs	264	-
Litigation costs	82	270
Non-GAAP general and administrative	3,651	3,378

GAAP total operating expenses, net	46,655	46,900
Stock-based compensation	3,046	3,242
Acquisition costs	264	-
Amortization of intangible assets	17	20
Litigation costs	82	270
Non-GAAP total operating expenses, net	43,246	43,368

GAAP operating income (loss)	3,733	(2,304)
Stock-based compensation	3,101	3,300
Acquisition costs	264	-
Amortization of intangible assets	428	250
Litigation costs	82	270
Non-GAAP operating income	7,608	1,516

GAAP financial income, net	1,791	1,689
Exchange rate differences, net on balance sheet items included in financial income, net	631	(203)
Non-GAAP financial income, net	2,422	1,486

GAAP income (loss) before taxes on income	5,524	(615)
Stock-based compensation	3,101	3,300
Acquisition costs	264	-
Amortization of intangible assets	428	250
Litigation costs	82	270
Exchange rate differences, net on balance sheet items included in financial income, net	631	(203)
Non-GAAP income before taxes on income	10,030	3,002

GAAP net income (loss)	4,368	(995)
Stock-based compensation	3,101	3,300
Acquisition costs	264	-
Amortization of intangible assets	428	250
Litigation costs	82	270
Exchange rate differences, net on balance sheet items included in financial income, net	631	(203)
Non-GAAP net income	8,874	2,622

GAAP Net earnings (loss) per diluted share	0.09	(0.02)
Stock-based compensation	0.06	0.07
Acquisition costs	0.01	0.00
Amortization of intangible assets	0.01	0.01
Litigation costs	0.00	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	(0.00)
Non-GAAP Net earnings per diluted share	0.18	0.06

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	48,572,366	46,424,462

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	December 31,
	2019	2018
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	4,368	(995)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,687	2,504
Stock based compensation	3,101	3,300
Amortization of premium, accretion of discounts and accrued interest on available-for-sale marketable securities, net	178	276
Accrued interest on bank deposits	(829)	(66)
Increase in accrued severance pay, net	868	239
Decrease (increase) in trade receivables, net	3,170	(37)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(1,965)	7,199
Decrease (increase) in inventories	1,216	(148)
Decrease in trade payables	(710)	(1,047)
Increase in deferred revenues	11,020	8,866
Increase (decrease) in other payables and accrued expenses	9	(7,927)
Operating lease liabilities, net	375	0
Net cash provided by operating activities	23,488	12,164

Cash flows from investing activities:

Purchase of property and equipment	(1,961)	(2,089)
Investment in other long-term assets, net	(29)	(91)
Investment in bank deposits, net	(82)	(17,000)
Investment in sale, redemption of and purchase of available-for-sale marketable securities ,net	(9,661)	(1,186)
Payment for acquisition of subsidiary, net of cash acquired	(12,282)	0
Net cash used in investing activities	(24,015)	(20,366)

Cash flows from financing activities:

Proceeds from exercise of stock options	7,733	4,952
Repurchase of shares	(48)	0
Net cash provided by financing activities	7,685	4,952

Increase (decrease) in cash and cash equivalents	7,158	(3,250)
Cash and cash equivalents at the beginning of the period	45,203	65,237
Cash and cash equivalents at the end of the period	52,361	61,987